July 15, 2005



Mail Stop 4561

By U.S. Mail and facsimile to (601) 978-3675

Mr. E. Key Ramsey
President and Chief Executive Officer
Knobias, Inc.
875 Northpark Drive
Building 2, Suite 500
Ridgeland, Mississippi 39157


Re:	Item 4.01 Form 8-K/A
	Filed May 18, 2005
	File No. 000-33315

Dear Mr. Ramsey:

	We have reviewed your Item 4.01 Form 8-K/A for compliance with the form requirements and have the following comment.
      Please revise to file an amended Form 8-K to provide all disclosures required by Item 304 of Regulation S-B. We note for instance that you do not state whether the decision to change accountants was recommended or approved by the board or directors or an audit or similar committee of the board of directors, as required by Item 304(a)(1)(iii) of Regulation S-B. In the amended Form 8-K, include a letter from the former accountants addressing the revised disclosures. File the amendment under cover of Form 8-K/A and include the ITEM 4 designation, including the letter from the former accountant filed as an Exhibit 16.

	You should file an amendment in response to this comment on or before July 22, 2005.

	If you have any questions, please call me at (202) 551-3484.

							Sincerely,



							John A. Spitz
							Staff Accountant